UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Energy Recovery, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29270J100

(CUSIP Number)

P. Rupert Russell, Esq.

Ellyn Roberts, Esq.

Shartsis Friese LLP

One Maritime Plaza

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP 29270J100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ole Peter Lorentzen

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) _X___

3. SEC Use Only

4. Source of Funds (See Instructions) BK, AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,199,227
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,199,227

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,199,227

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions)

IN

2

CUSIP 29270J100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ludvig Lorentzen AS

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) _X___

3. SEC Use Only

4. Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,408,893
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,408,893

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,408,893

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions)

IN

3

CUSIP 29270J100

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.001 par value (the "Stock"), of Energy Recovery, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1717 Doolittle Drive, San Leandro, California 94577.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Ole Peter Lorentzen
Ludvig Lorentzen AS (collectively, the "Filers").

(b)	The business address of the Filers is Postboks A, Bygdøy, 0211, Oslo, Norway.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Ludvig Lorentzen is a privately owned investment company. Mr. Lorentzen is its controlling owner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ludvig Lorentzen AS is organized in Norway and Mr. Lorentzen is a citizen of Norway.

4

CUSIP 29270J100

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Ole Peter Lorentzen	BK, PF	$ 1,741,211
Ludvig Lorentzen AS	BK, WC	$14,261,087

See also Item 6, which is incorporated herein.

Item 4. Purpose of Transaction

Ludvig Lorentzen AS has a concentrated investment strategy and typically invests in only a few companies, in which it typically hold positions for 7-15 years. It usually seeks a seat on the board of directors of the companies in which it invests to use its influence to enhance the success of such companies. Ludvig Lorentzen AS and in particular, its CEO, Nils A. Foldal, has lengthy experience in working with management and the boards of directors of its portfolio companies to achieve successful results for those companies and all of their shareholders.

The Filers acquired the Stock for investment purposes but now have determined to seek a seat on the Issuer’s Board of Directors for a representative of Ludvig Lorentzen AS. They also intend to acquire more shares of the Stock. In pursuing their investment purposes, the Filers may also from time to time hold, vote, trade, dispose of the Stock and may formulate other plans and take other actions with respect to the Stock.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Ludvig Lorentzen AS	Purchase	2/18/2014	100,000	$4.1742

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Ole Peter Lorentzen is the controlling owner of Ludvig Lorentzen AS. The Stock reported as being beneficially owned by Mr. Lorentzen includes Stock held by Ludvig Lorentzen AS and other accounts controlled by Mr. Lorentzen.

Ludvig Lorentzen AS borrowed some of the funds used to purchase the Stock using an equity margin loan and derivatives facility that it has with Skandinaviska Enskilda Banken (“SEB”) that permits it to purchase securities generally that include but are not specific to the Stock, in an amount of up to NOK 150,000,000, which as of the date of this filing is equivalent to approximately U.S. $25,000,000. The credit facility is secured by various securities Ludvig Lorentzen AS purchases with the facility from time to time, among which is currently the Stock. The terms of the credit facility are in the Confirmation of Equity Margin Loan and Derivatives Facility attached as Exhibit B and the Agreement for Margin Accounts and Trading in Complex Financial Instruments dated 28 February 2013 between Ludvig Lorentzen AS and Skandinaviska Enskilda Banken AB (publ), OSLO BRANCH attached as Exhibit C. If Ludvig Lorentzen AS defaults on the credit facility, SEB could effectively foreclose and sell the Stock and other securities securing the credit facility.

5

CUSIP 29270J100

Item 7. Material to Be Filed as Exhibits

EXHIBIT A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

EXHIBIT B Confirmation of Equity Margin Loan and Derivatives Facility

EXHIBIT C Agreement for Margin Accounts and Trading in Complex Financial Instruments dated 28 February 2013 between Ludvig Lorentzen AS and Skandinaviska Enskilda Banken AB (publ), OSLO BRANCH

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated April 2, 2014

_______________________________________

Ole Peter Lorentzen

Ludvig Lorentzen AS

By:____________________________________

Nils A. Foldal

Chief Executive Officer

6

CUSIP 29270J100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Ole Peter Lorentzen as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 16, 2013

Ludvig Lorentzen AS

By: Nils A. Foldal

Chief Executive Office

Ole Peter Lorentzen

7

CUSIP 29270J100

IMAGE OMITTED

EXHIBIT B

Oslo. April 1, 2014

Ludvig Lorentzen AS P.O.Box A, Bygdoey NORWAY

Confirmation of Equity Margin Loan and Derivatives Facility

We hereby confirm that Ludvig Lorentzen AS has an Equity Margin Loan and Derivatives Facility (the "Facility") in place with Skandinaviska Enskilda Banken AB (publ), Oslo Branch ("SEB"). The Facility in its current form was entered into and signed by both parties on February 28, 2013. The Facility is documented in Norwegian and regulated by Norwegian law.

Under the Facility, Ludvig Lorentzen AS can enter into equity derivative transactions and multi currency cash overdraft positions for an aggregate exposure ("the Limit") of currently up to NOK 150 million. The Limit is on an until further notice basis and subject to an annual review. A securities account in the name of Ludvig Lorentzen AS and a securities deposit and cash account with SEB (together "the Accounts") have been pledged to SEB as financial security for the Facility. Ludvig Lorentzen AS is the beneficial owner of, and in possession of all rights connected to, the financial instruments held on the Accounts.

The Facility is subject to daily margining. The collateral value of the positions held on the Accounts must at any time at least be equal to the outstanding aggregate exposure under the Facility including accrued interest. The collateral value is calculated as the market value of each position net of a haircut. The haircut is dynamic and based on the size, the liquidity and the volatility of each underlying security. The haircut on shares held by Ludvig Lorentzen AS in Opera Software ASA is currently fixed at 30 per cent. All other securities are assigned dynamic haircuts on a daily basis.

The Facility is subject to monthly interest periods. Ludvig Lorentzen AS receives interest on cash deposits at the rate of the SEB base rate for each respective currency minus currently 0.10% and pays interest on cash overdrafts at the rate of the relevant SEB base rate plus currently 2.50%.

For and behalf of

Skandinaviska Enskilda Banken AB (pubI),Oslo Branch

Signature

IMAGE OMITTED/s/ Erling Amundsen

1(1)

Postal address: P.O.Box 1843 Vika,0123 Oslo

S witchboard: +47 22 82 70 00

IMAGE OMITTEDSkandinaviska Enskilda Bonken AB (pub/), Oslo Branch, Registered office: Fi/ipstad brygge J,0252 Oslo. Regis tered number:971049944 MVA. Skandinaviska Enskifda Bonken AB (pubQ.

Stockholm 502032·9081 (Swedish Companies Registration Office) www.seb.no

8

CUSIP 29270J100

EXHIBIT C

Agreement for margin accounts and trading in Complex Financial Instruments dated 28 February 2013

LUDVIG LORENTZEN AS

as Customer

and

SKANDINAVISKA ENSKILDA BANKEN AB (publ), OSLO BRANCH

as Company

9

CUSIP 29270J100

CONTENTS

1. Introduction

2. Definitions

3. Purpose of the agreement

4. Familiarity with Complex Financial Instruments

5. Credit limit and interest charge

6. Clearing rules ETC For Complex Financial Instruments

6.1 Options

6.2 Forward contracts

6.3 Total return swaps

6.4 Securities swaps

6.5 Interest and currency forwards and swaps

6.6 Short sales

6.7 Loans of financial instruments

6.7.1 Special provisions on loans from the Company to the Customer

6.7.2 Special provisions on loans from the Customer to the Company

6.8 Adjustment of contracts

6.8.1 Standardised derivatives

6.8.2 Complex Financial Instruments cleared by the Company

7. Liability for losses, costs etc

8. Collateral requirements

9. Calculation of collateral requirements

10. Provision of financial collateral

11. Default

12. Close out netting etc

12.1 Netting

12.2 Delayed payment

12.3 Set off

13. Entering into agreements and confirmation of trades, security requirements etc

14. Registration in the securities register – Assignment

15. Disputes

Appendix

1. Special provisions

10

CUSIP 29270J100

This agreement on margin accounts and trading in complex financial instruments ("the Agreement") has been entered into on 28 February 2013

BETWEEN:

(1)	LUDVIG LORENTZEN AS (org. no. 997 345 495), customer number 405959 as customer ("the Customer"); and
(2)	SKANDINAVISKA ENSKILDA BANKEN AB (publ) Oslo branch, (org. no 971 049 944) as company ("the Company").

1. Introduction

This agreement is a supplement to “Agreement on trading in financial instruments between the Company and the Customer (“the Main Customer Agreement”) dated 20 October 2007 and “Associated Documents” as listed in the Main Customer Agreement. The Company's “General Terms of Business”, as referred to in this Agreement are an “Associated Document”. In the event of conflict between the documents/agreements referred to and this Agreement, this Agreement shall take precedence.

For certain Complex Financial Instruments the Company may require that a separate framework agreement is entered into before individual trades are agreed.

Special provisions are set out in Appendix 1 (Special provisions) to this Agreement.

2. Definitions

In this Agreement and related contract notes/other documentation the following words and expressions shall have the following meaning:

“Expiry Day” means the last date for exercise of rights under derivative agreements.

“Trading Day” means the day an agreement is reached for a purchase/sale/issue.

“Complex Financial Instruments” mean:

(a) options, forwards, swaps, future rate agreements (FRA), and all other derivative contracts with physical or financial settlement that relate to securities, currency, interest rates, return targets, other derivatives, financial indices or financial measurement units;

(b) commodity derivatives (futures and forwards);

(c) credit derivatives;

(d) contracts for financial differences;

(e) other instruments that have the same characteristics as other derivative financial instruments;

(f) short sales and loans of financial instruments; and

(g) trades in financial instruments on credit.

All financial instruments other than the instruments listed under the letters (a) – (g) are simple instruments.

11

CUSIP 29270J100

“Margin account” means an account in the Customer's name that contains:

(a) outstanding contracts in Complex Financial Instruments

(b) payables between the Customer and the Company in various different currencies and/or

(c) financial instruments that the Customer has pledged to the Company

“Minimum Adjustment Amount” means the amount specified in appendix 1 (Special provisions).

“Settlement Day” means a date for closing contracts that have been entered into through all the parties to an agreement fulfilling their obligations on delivery and/or payment.

“Reference Rate” means the officially quoted interest rate for various currencies and maturities referred to as NIBOR/ LIBOR/ STIBOR and similar.

“Start Day” means the date for the start of interest calculation for interest-bearing products.

3. Purpose of the agreement

This Agreement regulates payables between the Customer and the Company related to the Customer's Margin Account.

This Agreement also regulates trades the Customer has made through the Company in both simple and Complex Financial Instruments and which will be registered on the Customer's Margin Account. The agreement regulates the Company’s and the Customer's rights and obligations from entering into an agreement for a trade until the trade/agreement has been fully settled. By trade is meant a purchase, sale and subscription of financial instruments through issue, closure and exercise of the same.

For Complex Financial Instruments that are regulated by this Agreement but which are cleared by persons other than the Company the laws or the rules that apply to these market places and/or clearinghouses apply, if these are in conflict with the provisions of this Agreement. This does not however prevent the Company from imposing stricter collateral requirements etc than those that follow from these laws or rules or are otherwise normal in the individual market. Reference to the various regulations can be obtained on application to the Company. With regard to standardised Norwegian stock exchange listed derivatives reference is made to the rules of Oslo Clearing ASA, which can be found at www.osloclearing.no.

4. Familiarity with Complex Financial Instruments

By signature of this agreement the Customer confirms:

(a)	that he has good familiarity and experience of the properties of the various Complex Financial Instruments this Agreement covers;
(b)	that the Customer is well aware of the risk that is associated with investments in Complex Financial Instruments, including credit financed trading;
(c)	that trading in Complex Financial Instruments falls within the Customer's business and investment objectives;
(d)	that the Customer can bear the financial risk related to investments in such Complex Financial Instruments; and
(e)	that the Customer has good familiarity with the clearing rules that apply to trading in such Complex Financial Instruments.

Reference is also made to the document “Financial instruments and risk related to trading in financial instruments” which is an integrated part of this set of agreements and is available on the Company's website www.seb.no/mb.

12

CUSIP 29270J100

5. Credit limit and charging of interest

The Customer will be allocated a credit limit that regulates the largest permitted nominal payable between the Customer and the Company (see Appendix 1 (Special provisions)). The nominal payable is calculated as the sum of all balances in different currencies and all gross liabilities the Customer has to the Company related to the Margin Account, converted to Norwegian kroner.

Interest on monetary balances is calculated separately for each currency. Interest accumulates monthly in accordance with the applicable interest rates at the relevant time. The principle for determination of interest rates is set out in Appendix 1 (Special provisions).

6. Clearing rules etc for Complex Financial Instruments

For OTC contracts, unless otherwise agreed, each option/forward/swap and similar applies to one unit of the underlying financial instrument. For standardised derivatives each contract applies for the number that it is set by the relevant market place.

6.1 Options

Options where the buyer can require delivery, purchase or sale of the underlying financial instrument will, unless otherwise agreed be American options, i.e. the option can be required to be exercised at any time in the option period.

Index options will be European, i.e. they either lapse without value or are settled on the Expiry Day with an amount corresponding to the difference between the index value and the option’s strike price if this is in the holder's favour.

The deadline for requiring exercise of options will normally be by 12.00 a.m. on the Expiry Day. The Company will endeavour to act in the Customer's best interest and in line with normal market practice, but under no circumstances is obliged to exercise options with real value for customers who themselves had not required exercise.

6.2 Forward contracts

Forward contracts are contracts with future delivery and payment of underlying financial instruments at an agreed price, without daily settlement unless otherwise agreed.

The parties agree that in the case of share forwards the seller of the forward will retain all ownership rights to the underlying shares, including voting rights, unless otherwise agreed in a separate agreement.

If the underlying financial instrument in a forward contract is interest-bearing and the forward price is calculated on the basis that the coupon will be paid to the Company, the Customer bears the risk that the coupon is correctly paid to the Company. If the coupon is not paid to the Company, the Company can require the coupon to be refunded from the Customer in addition to the forward price unless the lack of payment is due to gross negligence on the part of the Company.

Forward contracts can by agreement with the Company be exercised before the Expiry Day.

6.3 Total return swaps

A total return swap (“TRS”) is a forward contract without delivery of the underlying financial instrument but with final settlement in cash in relation to a fixing value on the Expiry Day. Such fixing value is determined by the Company normally based on realisation of the company’s hedging instruments for the swap (“hedge”). If the amount of an underlying financial instrument

13

CUSIP 29270J100

is large in relation to the liquidity in the financial instrument the Company can commence realisation of its hedge before the Expiry Day and use several exchange days to realise its hedge. In such cases it is still the Company's average price on realisation of the hedge that is to be used for calculating settlement.

The buyer of a swap has no right to buy the underlying financial instruments (the Company’s hedge) from the Company and has no instruction rights related to the hedge. The buyer similarly has no pre-emption right over the Company’s hedge if the Company chooses to dispose of it.

Swaps can by agreement with the Company be settled prior to the Expiry Day. In the case of such early settlement the fixing value is to be determined on the basis of the same principles as described above.

6.4 Securities swaps

A securities swap is a forward contract which contains one or more long positions and one or more short positions in different financial instruments, and which is to be settled not by delivery of the underlying financial instruments, but with a final settlement in cash based on the difference in price of the swap on respectively its opening and closing. Such price is determined by the Company based on realisable market prices for the underlying financial instruments for the swap.

The Customer can buy and sell the swap at any time during the instrument’s term. On sale the Customer will be charged interest for the period that he has been the owner of the swap, based on the gross underlying value for the swap.

6.5 Interest and currency forwards and swaps

An interest or currency forward contains a long position or short position in an underlying interest rate or currency, which is to be settled on closure of the contract.

An interest swap is a forward contract that contains a long position and a short position in two different interest rates, normally a fixed period interest rate (e.g. five year NIBOR) against a floating rate (e.g. three (3) month NIBOR). The contract is settled with settlement in cash based on a calculation of the interest rates at the time of payment of the floating rate, or on closure of the contract. Correspondingly a currency swap is a forward contract that contains a long position and a short position in two different currencies. The contract is settled by calculation in cash based on reconciling between the price of the underlying currencies on closure of the contract or at another agreed time.

Unless otherwise agreed for the relevant contract, settlement for each contract shall take place through the Company no later than 11 a.m. Oslo time on the Settlement Day crediting or respectively debiting the Customer's account, or in the case of settlement in foreign currency a foreign currency account specified by the Customer, for the relevant amount in NOK or foreign currency. Unless otherwise agreed, this will involve amounts that fall for payment under one or more contracts on the same Settlement Day and in the same currency being set off against each other. The Customer undertakes to ensure that on each relevant Settlement Day there are sufficient funds standing on the Customer's account and/or the relevant specified foreign currency account.

6.6 Short sales

In the case of a short sale the Customer shall clarify with the Company in advance whether the financial instruments that he wishes to sell short are available for borrowing and the Company shall reserve these for borrowing.

14

CUSIP 29270J100

If the Customer has borrowed the financial instruments from other persons than the Company, the Customer shall specify how the borrowed instruments will be made available to the Company.

Borrowed financial instruments registered in VPS will be transferred to the Customer’s VPS account marked as a loan transaction and will be used to deliver the sold financial instruments on the Settlement Day. Other borrowed financial instruments will correspondingly be booked in and out of the Customer’s custody account with the Company.

In the case of the Customer’s covering purchase the purchased financial instruments will be booked on the Customer's VPS account/custody account, and subsequently delivered back to the Company, or as the case may be to another lender following instructions from the Customer.

The contract note on the short sale will be issued on the Customer's Margin Account and unless otherwise agreed the sales proceeds will not be paid out, but will be credited to the Customer's Margin Account and form part of the Customer’s aggregate provision of collateral to the Company.

6.7 Loans of financial instruments

When establishing the loan the lender's ownership rights will be replaced with a claim on the borrower to have redelivered the borrowed amount of the same financial instrument.

In the case of borrowing, and during the term of the loan, all the lender’s rights will cease vis-a-vis the issuer relating to the financial instruments borrowed, including any voting rights.

A borrower cannot expect to retain borrowed shares over year-ends, as this may involve special tax obligations on the lender.

With regard to the return etc on borrowed financial instruments the following applies:

(a) The borrower on the maturity date for the loan shall credit to the lender an amount that is the same amount as the dividend, the interest or other ongoing return that has been paid on the borrowed financial instruments with the addition of an interest rate calculated from the day the lender would have received value if he himself had had control over the relevant financial instruments. The same applies to redemptions, drawings, repayment of equity and similar.

(b) If a bonus issue is made, dividend shares are distributed, a share splice or split takes place, an exchange of shares on an acquisition, mergers or demerger etc during the term of the loan, the borrower on the maturity date for the loan shall redeliver an amount of the new financial instruments that corresponds to the amount the lender would have received if he himself had had control over the financial instruments lent.

(c) In the case of a rights issue of shares or other financial instruments during the term of the loan the borrower shall free of consideration deliver a corresponding number of subscription rights to those subscription rights that would have accrued to the lender if he himself had had control over the relevant financial instruments. The delivery shall take place as soon as possible and no later than the third stock exchange day after the subscription rights are available for trading. If such subscription rights are not tradable separate remuneration shall be agreed to cover the lender’s right.

15

CUSIP 29270J100

(d) If redelivery of the relevant financial instruments is impossible or significantly difficult due to redemption, liquidation, debt negotiations, bankruptcy, suspension from the marketplace or a force majeure event of a longer duration or other corresponding grounds over which the borrower has no control, the lender’s claim for redelivery shall be replaced by a cash claim corresponding to the market value at the time for redelivery of the financial instruments that are to be redelivered with the addition of interest compensation. The lender can alternatively undertake a covering purchase for the borrower’s account and risk and can for this purpose use the collateral that the borrower has provided.

6.7.1 Special provisions on loans from the Company to the Customer

The Customer can at any time deliver back the borrowed financial instruments and the Company can at any time require the borrowed financial instruments to be redelivered unless otherwise specifically agreed. Such claim for redelivery shall be given with a minimum of four stock exchange days notice (Date of recall +4) and can at the earliest be made on the third stock exchange day after the loan has been agreed. If the borrowed financial instruments are not delivered back within the deadline the Company has a right, but not an obligation, to make a covering purchase for the Customer's account and risk.

The Company will require separate remuneration for the loan of the financial instruments. The payment to the Company is to be agreed in each case and be calculated and fall due for payment on redelivery of the financial instruments. The payment is calculated as an interest rate during the term of the loan on the market value of the financial instruments borrowed. The Company can set a minimum fee for such payment. On partial redelivery the minimum fee applies to each redelivery.

6.7.2 Special provisions on loans from the Customer to the Company

The Company can at any time deliver back the borrowed financial instruments and the Customer can at any time require the borrowed financial instruments to be redelivered unless otherwise specifically agreed. Such claim for redelivery shall be given with a minimum of seven stock exchange days notice (Date of recall +7) and can at the earliest be made on the third stock exchange day after the loan has been agreed. If the borrowed financial instruments are not delivered back within the deadline the Customer can require the Company to make a covering purchase for the Company's account and risk.

The Customer’s remuneration for the loan is to be agreed in each case and be calculated and fall due for payment on redelivery of the financial instruments. The payment is calculated as an interest rate during the term of the loan on the market value of the financial instruments borrowed.

6.8 Adjustment of contracts

6.8.1 Standardised derivatives

In the case of standardised derivatives the individual marketplace or clearinghouse will normally have set detailed rules for contract adjustments on company events. The Customer acknowledges that this will apply to the present contract relationship to the extent appropriate. Where alternatives are given, the Company has a unilateral right to choose the adjustment alternative.

6.8.2Complex Financial Instruments cleared by the Company

Adjustment for dividends

Options are not adjusted for ordinary dividends or other ordinary payments/distributions or rights to ordinary dividends and/or other ordinary payments/distributions that during the term of the

16

CUSIP 29270J100

option are announced and/or separated from, and/or paid to, owners of the underlying financial instruments to which the option agreement relates.

For forwards, total return swaps and securities swaps, unless otherwise agreed, the forward price/swap price shall be adjusted for the dividend the Company actually receives, less any withholding tax or other deduction imposed by the relevant authority.

Adjustment for subscription rights

In the case of forwards on a distribution of transferable subscription rights the buyer can choose whether he will receive the subscription rights or adjust the forward price by the value of the subscription rights.

For total return swaps and securities swaps the swap price is to be adjusted by the value of the subscription rights distributed.

Adjustment for other distributions

In the case of other distributions from the underlying financial instrument, the forward price and as appropriate the amount of the underlying financial instrument shall be adjusted in relation to the event, so that the aggregate value of the contract remains unchanged. The Company shall make such calculations in relation to best market practice

7. Responsibility for losses, costs etc

The Customer himself carries responsibility for all his own losses and all his ongoing costs as a result of the derivatives trade entered into. If the Customer’s situation causes the Company costs or losses, the Company has the right to require this to be compensated by the Customer.

8. Collateral requirements

The Company has at any time the right to require satisfactory collateral from the Customer. An agreement on how collateral will be provided shall be entered into before the trade is carried out and collateral shall be established immediately. If collateral in the opinion of the Company is not satisfactory, the Company can on its own initiative require that the Customer provide increased collateral.

On the issue of options or entering into of forward contracts, swaps or similar the Company will require collateral in accordance with rules set by the Company.

The following are accepted as collateral:

(a) Government bonds/bills;

(b) Other listed bonds/commercial paper;

(c) Shares listed on a stock exchange approved by the Company and which are included in the main index;

(d) Other financial instruments by separate agreement;

(e) Cash in currencies approved by the Company

or as set out in Appendix 1 (Special provisions).

On the issue of call options or sale of forward contracts or swaps, the Company can require that a sufficient amount of the underlying financial instruments is pledged on a separate VPS account for fulfilment of the agreement(s) entered into.

17

CUSIP 29270J100

9. Calculation of collateral requirement

The collateral requirement for Complex Financial Instruments consist of two elements, i) covering unrealised gains or losses (the difference between the agreed forward/swap rate and the market rate price) and ii) a margin collateral that should secure the Company against loss on a future unfavourable change in the value of the underlying financial instruments or indices.

The margin collateral requirement is calculated based on volatility and turnover volume for the financial instruments, so that the calculated proceeds on closing open contracts, realisation of the Company’s hedge for such contracts and realisation of collateral provided, at any time, together with a significance level defined by the Company, shall cover the Customer’s liability to the Company. The margin collateral claim can be set individually for each single financial instrument and Customer (see Appendix 1 (Special provisions)).

The margin collateral claim is re-calculated, daily based on historical data, and can increase in periods with large price fluctuations and/or falling turnover volumes. The Company can in special market situations for its own reasons require further increased margin collateral. Such changes in the margin collateral requirement are binding on the Customer.

If collateral provided does not cover the aggregate collateral claim, the Customer shall provide further collateral so that once again it covers the aggregate collateral claim. A Minimum Adjustment Amount may be set for the individual customer so that first when a shortfall in collateral exceeds this amount will the Company require the shortfall in collateral to be paid. The shortfall in collateral shall then be paid in full.

Financial instruments pledged on a VPS account or in custody with the Company will be given a collateral value calculated on the basis of the market value less a margin claim based on volatility and turnover volume as described above

In setting the market value of the financial instruments, the stock exchange value shall be used as a basis. If the financial instruments are unlisted, the Company can in its own judgement set the market value.

10. Provision of financial collateral

The financial liabilities that are covered by this Agreement can be closed out, so that all matured claims that arise in connection with settlement/closure/market adjustment etc of the Customer’s Complex Financial Instruments can be netted and set off against collateral provided without the application of §§ 7-3 and 8-1 of the Creditors Payment Rights Act or § 26 of Promissory Notes Act. Such closing can also be carried out if all the Customer’s financial obligations fall due as a result of the Customer’s default.

In order to secure rights in respect of the financial provision of security the Customer’s cash accounts and securities accounts/securities deposits and agreements entered into with the Company shall be pledged for the benefit of the Company. The pledge also covers all Complex Financial Instruments that are cleared through the Company and that are covered by this Agreement.

The Customer accepts that cash collateral paid in do not constitute client funds in accordance with § 9-18 of the Securities Regulations, but an ordinary deposit on a pledged bank account covered by the relevant rules at the applicable time for pledging of bank deposits.

18

CUSIP 29270J100

Special provisions for customers that are legal persons

For Customers that are legal persons collateral provided shall be handled in accordance with the rules in the Act on the Provision of Financial Collateral of 26 March 2004. Financial liabilities between the parties can be closed out in accordance with the rules in clause 12. It is agreed that the Company has the right to realise pledged financial instruments by direct sale, sale through an independent broker or in another commercially appropriate manner. The Customer accepts that the Company has a right of use of the pledged financial instruments as regulated by § 4 of the said Act.

11. Default

In addition to the general rules on default set by the Company's general terms of business the following apply:

(a)	If the Customer does not provide the required collateral within the deadlines specified below, the Company has a right, but not an obligation, to close the positions (in full or in part) for the Customer's account and risk. If there are several alternative methods for closing the Customer’s position(s), the Company will choose that which is most appropriate for the Customer, unless this involves a significant disadvantage for the Company.

(b)	The Customer will without undue delay be notified regarding such closure. If the Company chooses to maintain the Customer's positions in spite of the shortfall in the provision of collateral, the Customer still has responsibility for all losses and costs in connection therewith.

(c)	The Company has when closing positions the right to set off any residual claims against any other payables between the Company and the Customer, as well as realising collateral provided, without the application of §§ 7-3 and 8-1 of the Creditors Payment Rights Act or § 26 of Promissory Notes Act, cf. §§6 and 7 of the Act on the Provision of Financial Collateral of 26 March 2004. The requirement for notice under § 4-18 of the Act on Enforcement Proceedings does not apply, cf. §7 of the Act on the Provision of Financial Collateral.

(d)	If a contract that has been entered into is in default the Company can declare all other contracts which are governed by this Agreement and any other agreements between the Company and the Customer as in default

12. Close out netting etc.

On termination of this Agreement all payables between the Customer and the Company are to be regarded as having fallen due and close out netting shall take place in accordance with the provisions in this clause. From and including the day for termination of the agreement (the “Termination Day”) the parties are freed from paying amounts that subsequently should have fallen due for payment. However the parties have a right to claim compensation in accordance with this clause 12.

12 .1 Netting

If the agreement terminates the Company shall first set the net market value (“Net Value”) of all contracts and other payables that are outstanding on the Termination Day. The market value of any such contract shall be calculated on the basis of the prices the Company has obtained on closing/disposing of such collateral (hedge) for the contracts, or if such closure has not taken

19

CUSIP 29270J100

place the calculation shall be based on applicable market prices. Net values in foreign currencies shall be converted to NOK based on the exchange rate the Company has obtained for closing currency positions, or, as case may be, if such closure has not taken place the price applicable at 12.00 a.m. on the Termination Day.

Subsequently settlement shall take place between the parties in that all net values with the addition/deduction of any interest up to the maturity day shall be totalled. On the maturity day any aggregate net value in the Customer's favour shall be paid to the Customer. If the aggregate net value is in the Company's favour, the amount shall be paid by the Customer to the Company on the maturity day. The maturity day is set as the third stock exchange day after the Termination Day.

All calculations in accordance with this clause 12.1 shall be made by the Company and shall in the absence of clear errors be binding on the parties.

12.2 Delayed payment

For amounts that have fallen due for payment in accordance with clause 12.1, in the case payment does not take place on the maturity day as set out in the same provision, default interest shall be payable at the interest rate set pursuant to the Act on Delayed Payment.

12.3 Set off

Claims the Company may have against the Customer in accordance with the rules in clauses 12.1 and 12.2 can be set off against any claim, whether fallen due or not, the Customer may have against the Company in other legal relationships than those that follow from the Agreement or contracts entered into under it. The Company’s claim in this connection shall not be regarded as having arisen first when calculation takes place under clause 12.1 but at the time the relevant individual contract was entered into. In a corresponding manner the Company can set off any claims the Customer has in accordance with the rules in clause 12.1 and 12.2 against claims, whether fallen due or not, that the Company has against the Customer in other legal relationships than those that arise from this Agreement or contracts. In setting off in accord with this provision any claims or counterclaims in foreign currencies shall be converted to a NOK by the Company as described in clause 12.1.

13. Entering into agreements and confirmation of trades, collateral requirements etc

Requests regarding Complex Financial Instruments shall be dealt with as ordinary orders and shall be documented through a recorded telephone, telefax, e-mail or other documentable medium. Agreements on Complex Financial Instruments can correspondingly be closed on a record telephone, telefax, e-mail or other documentable medium.

Confirmations on contracts entered into on Complex Financial Instruments will be given on ordinary contract notes, and in certain cases by separate contract confirmations in addition to the contract note. Confirmations on exercise, closure or other settlement of contracts will be given in a corresponding manner.

A final determination of collateral claims will be notified by e-mail, telefax and/or orally by telephone or in another secure manner, immediately after an agreement on a trade has been entered into. Subsequent claims for increased collateral will be sent by telefax, e-mail or given orally. Such claims will normally not be confirmed by letter or other written documentation.

The Customer shall immediately and at the latest by 10.00 a.m. on the next stock exchange day provide the required collateral. If the collateral is to be provided in the form of financial instruments that are purchased through the Company, but not yet delivered, the collateral is to be

20

CUSIP 29270J100

provided in the form of pre-payment of the purchase sum less any option premium that is credited to the Customer.

A requirement for the provision of collateral is regarded as having reached the recipient when the Company has received a receipt on a fax sent or the Customer otherwise has confirmed receipt. If the claim is sent by e-mail a claim is regarded as having arrived at the time of dispatch by the Company unless the Customer has a sent a special reply that shows that the Customer is not available on e-mail. The Customer undertakes at all times to ensure that he is available in an agreed manner. If the Customer for a period of four hours has not been available due to matters affecting the Customer, the Company has the right to take measures as if the Customer had been informed.

14. Registration in securities registers – assignment

Non-standardised Complex Financial Instruments under this agreement shall not be registered in a securities register or cleared by third parties unless this is specifically agreed or follows under laws or regulations.

The Customer does not have, without the consent of the Company, the right to assign contracts under this Agreement to third parties.

15. Disputes

Any dispute in connection with this agreement shall be resolved under Norwegian law with the Oslo District Court as the exclusive court of jurisdiction.

The Customer has nevertheless the right to raise questions before the Norwegian Securities Dealers Association Ethical Council in accordance with the ethical norms and procedures for cases pursuant to the ethical norms.

For and on behalf of

Ludvig Lorentzen AS

Signature

Nils A Foldal

CEO

For and on behalf of

SKANDINAVISKA ENSKILDA BANKEN AB (publ), OSLO BRANCH

Signature

Name in block letters

21

CUSIP 29270J100

Appendix 1

Special provisions

Permitted nominal payable:	Maximum NOK 100,000,000.
Term:	Up to twelve (12) months for instruments covered by this Agreement.
Margin collateral requirement:	Opera Software ASA (org.no 974 529 459) 30%. All other collateral, in accordance with margin requirements set by the Company at the relevant time.
Minimum Adjustment Amount:	Determined in the Company’s judgement.
VPS-accounts pledged as collateral under the Agreement:	11270.0005062
Custody accounts pledged as collateral under the Agreement:	405959
Cash accounts pledged as collateral under the Agreement:	405959
Interest rates:
Debit interest	Reference rate + p.t. 250 bps
Credit interest	Reference rate – p.t. 25 bps
Conditions:	Utilisation of this Agreement is conditional on the Company receiving and finding to be satisfactory the following documentation
Pledge of VPS-account/accounts and legal rights established
Pledge of custody-account/accounts and legal rights established
Pledge of cash-account/accounts and legal rights established
Customer contact details :	Ludvig Lorentzen AS Dronningen 1, PO Box A, Bygdøy 0211 Oslo E-mail: nfoldal@ludviglorentzen.no opl@ludviglorentzen.no Fax: +47 24115759 Tel: +47 24115753 and +47 24115751